Via Facsimile and U.S. Mail
Mail Stop 6010
								February 22, 2006

Mr. Dan R. Carmichael
Chief Executive Officer and Director
Ohio Casualty Corporation
9450 Seward Road
Fairfield, OH  45014

Re:	Ohio Casualty Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
      File No. 0-05544

Dear Mr. Carmichael:

      We have reviewed your January 17, 2006 response to our December
20, 2005 comment letter and your February 13, 2006 response to our January 26, 2006 verbal comments and have the following comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Management`s Discussion and Analysis, page 18

Loss and Loss Adjustment Expenses, page 39
1. Please explain to us why you removed the disclosure regarding how management adjusts the point estimates determined by your actuaries in establishing your loss reserves in response to our previous comment two. As previously requested, please revise your proposed disclosure to indicate the point estimate made by your actuaries for each product line and what specific factors/justifications you used to adjust these point estimates.

2. We note your proposed revised disclosure provided in response to our previous comment three regarding your loss sensitivity analysis and acknowledge that your reserving process is complex. However, we continue to believe that significant assumptions exist in the reserving process for every product line. Significant assumptions are those assumptions that could involve the greatest amount of judgment or those assumptions that have the greatest financial impact on the loss reserve. Please revise your proposed disclosure to quantify the impact of reasonably likely changes in your significant assumptions on your loss reserves for each product line.

      Please respond to these comments within 10 business days or tell us when you will respond. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	If you have any questions, please contact Mark Brunhofer,
Staff
Accountant, at (202) 551-3638 or Kevin Woody, Branch Chief, at
(202)
551-3629.  In this regard, do not hesitate to contact me, at (202)
551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Dan R. Carmichael
Ohio Casualty Corporation
February 22, 2006
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